August 30, 2018

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60612

       Re:      Cushing ETF Trust
                File Nos. 811-23367 & 333-226449

Dear Mr. Hardy:

        We have reviewed the registration statement for Cushing ETF Trust, which includes four new series, Cushing Energy & MLP ETF, Cushing Utility & MLP ETF,
Cushing Transportation & MLP ETF and Cushing Energy Supply Chain & MLP ETF (each individually a "Fund" and collectively the "Funds"), filed on Form N-1A, on July
31, 2018. For convenience, we have used the captions, page numbers and defined terms used in the registration statement.

PROSPESCTUS

All Funds

        Please apply the following comments in this section to all applicable Funds in the registration statement.

Principal Investment Strategies

   1. Disclosure states that "Index constituents are selected and weighted based on current yield, calculated as the most recent announced regular dividend or distribution, as applicable, annualized, divided by the most recent share or unit closing price, as applicable. Individual constituent weighting is capped at 6% with a minimum constituent weight of 1%." The total weight of all MLP constituents is capped at 24% at rebalancing.

             a. Disclose more specifically how the constituents are selected. While the disclosure states that constituents are chosen from certain other indices based on yield, it is unclear whether all or only some of the companies in these other indices are included. It's also unclear how yield is
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August 30, 2018
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              incorporated into the index weightings. Please also disclose how the index weighting is adjusted to meet the 6% and 24% limits disclosed above.

          b. Disclose the number of index components.

Principal Investment Risks

   2. Please add, where appropriate in the registration statement, an "Intraday Indicative Value (IIV) Risk" paragraph and specifically address: (a) what the IIV
      is (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings.
      Also, disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of the Fund's shares. If there are such circumstances, please consider summarizing that potential as a principal investment risk in the prospectus.

   3. Please add a "Liquidity Risk" paragraph and specifically enhance the disclosure to explain that in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the
      ETF's underlying portfolio holdings, and that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the
      ETF's shares and the underlying value of those shares.

Portfolio Management

   4. Please disclose whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund, pursuant to Item
5(b) and
      Item 10(a)(2), in each respective location, of Form N-1A. (pages 5, 10, 16, 21 and 26)

Management of the Funds

   5. Disclosure references "securities sold short," however, the registration statement is silent regarding such activity. If a Fund may engage in short sales of securities, please revise the registration statement accordingly and confirm the fee table includes a good faith estimate of any related costs. Also, please add related disclosure in the principal investment strategies and principal investment risk sections. If the Funds will not engage in short sales, delete the short sale language from this section. (page 25)

Cushing Energy & MLP ETF

   6. The Fund's name includes the terms "Energy" and "MLPs" which are types of investments and therefore are subject to Rule 35d-1 Investment Company
Act.
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      Rule 35d-1(a)(2)(i) under the Investment Company Act requires that if a fund's name suggests that it focuses its investments in a particular type of investment, the fund must adopt a policy to invest, under normal circumstances, at least 80%
      of its assets in those securities. Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in "Energy" issuers and "MLPs." Also, please disclose the criteria for considering a security an "Energy" issuer, and the criteria for considering a security an "MLP". Please also disclose a minimum investment in each type of investment, e.g., the Fund will invest at least 25% of its assets in MLPs.

Cushing Utility & MLP ETF

   7. The Fund's name includes the terms "Utility" and "MLPs" which are types of investments and therefore are subject to Rule 35d-1 Investment Company
Act.
      Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in "Utility" issuers and "MLPs." Also, please disclose the criteria for considering a security a "Utility" issuer, and the criteria for considering a security an "MLP". Please also disclose a minimum investment in each type of investment.

Cushing Transportation & MLP ETF

   8. The Fund's name includes the terms "Transportation" and "MLPs" which are types of investments and therefore are subject to Rule 35d-1 Investment
Company
      Act. Please disclose a policy to invest, under normal circumstances, at least 80%
      of its assets in "Transportation" issuers and "MLPs." Also, please disclose the criteria for considering a security a "Transportation" issuer, and the criteria for considering a security an "MLP". Please also disclose a minimum investment in each type of investment.

   9. Please include appropriate risk disclosure for investing, specifically, in the
      "transportation" sector. (pages 13-14)

Cushing Energy Supply Chain & MLP ETF

   10. The Fund's name includes the terms "Energy Supply Chain" and "MLPs" which are types of investments and therefore are subject to Rule 35d-1
Investment
       Company Act. Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in "Energy Supply Chain" and "MLPs." Also, define
       "Energy Supply Chain" issuers, e.g., the issuer receives at least 50% of revenue or profit from or invests at least 50% of its assets in the energy supply chain industry. Please also disclose a minimum investment in each type of investment.

   11. Please include appropriate risk disclosure for investing, specifically, in the
       "energy supply chain" sector. (page 18)
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Fair Value Pricing

   12. Please disclose what entity will perform fair valuing on the Board's behalf (e.g., the Advisor if applicable). Also, please note Rule 38a-1 under the Investment
       Company Act makes clear a Fund's board must not only approve the Fund's valuation procedures, but must also regularly review and evaluate the accuracy of
       such procedures using the appropriate means. Please confirm that the Board will regularly evaluate the accuracy of the Fund's valuation procedures using the appropriate means, such as pricing services, market data, and the Fund's own sales. See Instruction to Item 11(a)(1) of Form N-1A. (page 28).

STATEMENT OF ADDITIONAL INFORMATION

Board of Trustees

   13. Please disclose, for each Trustee, the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a
       Trustee. See Item 17(b)(10) of Form N-1A. (page 8)

   14. The Trustees and Officers of the Trust, including the requisite number of disinterested Trustees, should be furnished by pre-effective amendment to the registration statement. In addition, if the Chairman of the Board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the
       Fund. See Item 17(b)(1) of Form N-1A. (page 8)

Portfolio Turnover Rate

   15. In the "Portfolio Turnover Rate" section, disclosure states that higher (portfolio)
       turnover rates are likely to result in greater brokerage expenses. If applicable, please disclose in the principal investment strategies that the Fund will frequently buy and sell its portfolio securities. Also, disclose the consequences of active and frequent trading of portfolio securities in the principal investment risk section of the prospectus summary. See Instruction 7 to Item 9(b) of Form N-1A. (page 18)

Financial Statements

   16. Please include financial statements in the next pre-effective amendment to the registration statement. See Section 14(a) of the Investment Company Act.

SIGNATURES

   17. We note and that the registration statement has been signed by only one Trustee.
       Please ensure that once the Board of Trustees has been properly constituted, a pre-
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August 30, 2018
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       effective amendment to the registration statement will be signed by a majority of
       Trustees as required by the Section 6(a) of the Securities Act.

GENERAL COMMENTS:

   18. Please submit each Fund's complete methodology ("white paper") for each Underlying Index. We may have more comments after we review the white papers.

   19. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

   20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information
       supplied supplementally, or on exhibits added in any pre-effective amendments.

   21. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

   22. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.




                                                    Sincerely,

                                                    /s/ Ashley Vroman-Lee

                                                    Ashley Vroman-Lee
                                                    Senior Counsel

cc: Michael J. Shaffer